Exhibit 99.1

NOTICE TO HOLDERS AND TRUSTEE

OF ANTICIPATED NON-STOCK CHANGE OF CONTROL

AV HOMES, INC.

6.00% SENIOR CONVERTIBLE NOTES DUE 2020

CUSIP No. 00234P AG7*

September 7, 2018

We refer to that certain Indenture, dated as of February 4, 2011 (the “Base Indenture”), between AV Homes, Inc., a Delaware corporation (the “Company”), and Wilmington Trust, National Association (the “Trustee”), as supplemented by that certain Third Supplemental Indenture, dated as of June 23, 2015 (the “Supplemental Indenture,” and, together with the Base Indenture, the “Indenture”), by and among the Company, the Trustee and certain other parties thereto relating to the Company’s 6.00% Senior Convertible Notes due 2020 (the “Notes”). Capitalized terms used but not defined herein shall have the respective meanings given to them in the Indenture.

We also refer to that certain Agreement and Plan of Merger (the “Merger Agreement”), among the Company, Taylor Morrison Home Corporation, a Delaware corporation (“Taylor Morrison”), Taylor Morrison Communities, Inc., a Delaware corporation, and Thor Merger Sub, Inc., a Delaware corporation (“Merger Sub”), pursuant to which Merger Sub will be merged with and into the Company (the “Merger”), with the Company surviving the Merger as an indirect subsidiary of Taylor Morrison. Subject to the terms and conditions set forth in the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each issued and outstanding share of common stock, par value $1.00 per share, of the Company (the “Company Common Shares”) (excluding any shares (i) subject to vesting, repurchase or other lapse restriction granted under a Company equity plan that are outstanding immediately prior to the Effective Time; (ii) held by any stockholder who properly demands and perfects his, her or its appraisal rights with respect to such shares; or (iii) owned directly by the Company (or any wholly owned subsidiary of the Company, Taylor Morrison or Merger Sub immediately prior to the Effective Time) will be converted into the right to receive and become exchangeable for (A) 0.9793 validly issued, fully paid and nonassessable shares of Class A common stock, $0.00001 par value per share, of Taylor Morrison (“Taylor Morrison Shares”), pursuant to applicable election procedures (subject to the pro ration as described in the Merger Agreement, “Stock Election Consideration”); (B) $21.50 in cash, without any interest thereon, pursuant to applicable election procedures (subject to the pro ration as described in the Merger Agreement, the “Cash Election Consideration”); or (C) $12.64 in cash, without any interest thereon and 0.4034 validly issued, fully paid and nonassessable Taylor Morrison Shares (the “Mixed Election Consideration” and, together with the Cash Election Consideration and the Stock Election Consideration, “Merger Consideration”). The form of such Merger Consideration will be the form elected to be received in the Merger by holders of a plurality of the Company Common Shares. The per share Cash Election Consideration and Stock Election Consideration are subject to adjustment pursuant to the terms of the Merger Agreement such that the aggregate Merger Consideration will consist of approximately 58.8% cash and approximately 41.2% Taylor Morrison Shares. No fractional Taylor Morrison Shares will be issued in the Merger, and the Company stockholders will receive cash in lieu of any fractional shares. Please refer to our Current Report on Form 8-K, filed with the U.S. Securities and Exchange Commission on June 7, 2018, for more information regarding the Merger. There is no assurance the Merger will be consummated on the terms set forth in the Merger Agreement or at all.

Pursuant to Sections 7.01(b)(i) and 7.08(c) of the Supplemental Indenture, this letter hereby serves as notice to the Trustee and the Holders that the Merger, if consummated, will constitute a Non-Stock Change of Control (as defined in Section 7.01(b) of the Supplemental Indenture).

The Company currently expects the closing of the Merger to occur in early October 2018 and no earlier than the date that is 25 days from the date of this notice. The anticipated effective date of the Merger is subject to various risks and uncertainties (including receipt of requisite approvals from the holders of the Company Common Shares and the other closing conditions under the Merger Agreement), and the actual effective date of the Merger may be delayed or may not occur at all. This notice is provided solely to satisfy the requirements of Section 7.01(b) and 7.08(c) of the Supplemental Indenture and not for any other purpose.

Additional Information

Should you have any questions about the foregoing, please contact Mike Burnett, Chief Financial Officer of AV Homes, Inc., at m.burnett@avhomesinc.com.

* The CUSIP number listed above is for information purposes only. The Issuer is not responsible for the selection or use of any CUSIP number, nor is any representation made as to its correctness.